Exhibit 99.1
Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Thirteenth Annual General Meeting of the Company will be held on Wednesday, September 30, 2009 at 11.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113, India.
Ordinary Business
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2009 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2009.

2.	To appoint a Director in the place of Dr T H Chowdary, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in the place of Mr S R Sukumara, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4.	To appoint M/s BSR & Co., Chartered Accountants, Chennai, as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting on a remuneration to be determined by the Audit Committee / Board of Directors in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Audit Committee / Board of Directors.
Special Business
5.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956 and subject to such approvals and consents as may be necessary under the applicable laws, the consent of the Company be and is hereby accorded to the Board of Directors of the Company (the “Board” which expression shall also include a Committee thereof) to sell and transfer the Company’s Undertakings comprising “eLearning business”, “Software Development Team Associates with product development / monitoring / implementation and products comprising Forum, ITEST, SLEM, BEACON and DMS” along with all the employees, assets and liabilities of the undertakings including all the contracts, consents, goodwill, licences, permits, Intellectual Property Rights and approvals, whatsoever, as a “going concern” and by way of a slump sale to “Sify Networks Private Limited” (or such other name as may be changed before the Transfer Date), a wholly owned

Subsidiary of the Company, with effect from October 1, 2009 or such other date as may be decided by the Board of Directors of the Company for a consideration of Rs.45 crores (subject to adjustment in values arising out of the transactions between the Company and the Subsidiary between the Valuation Date and the actual date of Transfer), whether in cash or shares or debt or a combination thereof as the Board may deem appropriate, arrived at based on the basis of the independent valuation of the Undertakings done by M/s Deloitte Touche Tohmatsu India Pvt. Ltd. and acceptable to the Board of Directors, in the best interest of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things as may necessary, without further referring to the shareholders of the Company, including finalising the consideration, the terms and conditions, methods and modes in respect thereof, determining the exact transfer date, if need to be changed, and finalising and executing the necessary documents including schemes, agreements, deeds of assignment / conveyance and such other documents as may be necessary or expedient in its own discretion and in the best interest of the Company including the power to delegate to give effect to this Resolution.

Chennai	By Order of the Board
August 31, 2009	For Sify Technologies Limited
V Ramasubramanian
Company Secretary
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
Item No.5
Sale of business undertakings:
The Company is principally engaged in telecom businesses viz. “Networking, Voice and Data Centre” which is highly capital intensive and subject to regulatory controls. The Management has carried out a comprehensive review of the business and its future growth possibilities. Based on the review and recommendation, the Board of Directors has decided to transfer the non-telecom businesses viz. “eLearning business”, “Software Development Team Associates with product development / monitoring / implementation and products comprising Forum, ITEST, SLEM, BEACON and DMS” along with all the employees, assets and liabilities of the undertakings including all the contracts, consents, goodwill, licences, permits, Intellectual Property Rights and approvals, whatsoever, to “Sify Networks Private Limited” (or such other name as may be changed before the Transfer Date), a wholly owned Subsidiary of the Company, with effect from October 1, 2009 or such other date as may be decided by the Board of Directors of the Company for a consideration of Rs.45 crores (subject to adjustment in values arising out of the transactions between the Company and the Subsidiary between the Valuation Date and the actual date of Transfer) arrived at on the basis of the independent valuation of the Undertakings done by M/s Deloitte Touche Tohmatsu India Pvt. Ltd., based on the audited financials of March 31, 2009, as a going concern and by way of slump sale. The rationale for transferring these businesses is to enable the Company to focus on its telecom business. The non-telecom businesses will consequently get better focus by the subsidiary Company with independent management to take advantage of the huge untapped potentials prevailing in the market for scaling up the business.
a)	eLearning:
This Division is engaged in developing custom e-learning content services, content management and learning technology services delivered as Web based Training (WBT) or Instructor Led Training (ILT) programs.
The business has been valued at Rs.30.60 crores including the working capital on the Earnings Based Model based on the audited financials of March 31, 2009 to be suitably adjusted at the actual date of transfer. The business will be transferred as a going concern and by way of a slump sale.
b)	Software Development along with Team Associates and products:
(i)	Software Development:

This Division is engaged in developing Software products (ITEST, SLEM, BEACON, DMS), Web development / application business.

The business has been valued at Rs.4.50 crores on the cost aggregation method based on the audited financials of March 31, 2009 to be suitably adjusted at the actual date of transfer. The business will be transferred as a going concern and by way of a slump sale.

(ii)	Forum:

This Division is engaged in developing cost-effective tool for managing the forward supply chain and provides innovative solution that seamlessly integrates and connects customers’ business to the critical components in a supply chain. It helps greatly in planning, logistics, inventory management, sharing crucial market information and speed up service.

The business has been valued at Rs.6.52 crores on relief from royalty method based on the audited financials of March 31, 2009 to be suitably adjusted at the actual date of transfer. The business will be transferred as a going concern and by way of a slump sale.

(iii)	Value of Human Resources assets:

The HR assets have been valued based on cost to maturity method. Cost of development of the Human Capital to be transferred forms the basis and the value of the HR assets is Rs.384 lakhs.
The above non telecom businesses have been valued at Rs.45 crores (subject to adjustment in values arising out of the transactions between the Company and the Subsidiary between the Valuation Date and the actual date of Transfer), based on the valuation by M/s Deloitte Touche Tohmatsu India Pvt. Ltd., on the basis of the audited financials of March 31, 2009. The transfer will be effective October 1, 2009. The consideration will be paid by the Subsidiary either in the form of issue of fresh shares or debt or cash or any combination thereof.
The Board of Directors at its meeting held on August 31, 2009 recommended the sale and the transfer of the above businesses, which is subject to the approval of the shareholders.
Accordingly, the Company is proposing to transfer the above businesses along with all the employees, assets and liabilities including all the contracts, consents, goodwill, licences, permits, Intellectual Property Rights and approvals of the above businesses, as a “going concern” and by way of a slump sale to the above mentioned wholly owned Subsidiary Company through sale and transfer including but not limited to business transfer agreements and by executing incidental documents such as Memorandum, Deed of Assignment or through such other documents as may be determined by the Board of Directors.
Sify Networks Private Limited is in the process of converting its status into a public limited company and changing its name to “Sify Software Limited” in order to reflect the new activities proposed.
The above proposals are subject to the approval of the shareholders and other concerned authorities.
The proposed transfer of businesses into the wholly owned Subsidiary Company on a going concern basis requires the approval of the shareholders under Section 293(1)(a) of the Companies Act, 1956. Accordingly, the approval of members is being sought through the Ordinary Resolution set out in Item No.5 in the Notice of the meeting.
The Valuation Report of M/s Deloitte Touche Tohmatsu India Pvt. Ltd. is open for inspection by the Members at the Registered Office of the Company on all working days during office hours till the date of the meeting.
The Board of Directors and the Management are of the opinion that the above proposal is in the best interest of the Company by enabling the Company to concentrate on its telecom business, in addition the opportunities for the non-telecom businesses will be well served by transferring them to the Subsidiary Company, thus enhancing the overall value, which would benefit the shareholders and hence recommends the Resolutions for your approval.

Memorandum of interest
None of the Directors of the Company is in any way concerned or interested in the above resolutions.

Chennai	By Order of the Board
August 31, 2009	For Sify Technologies Limited
V Ramasubramanian
Company Secretary

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